SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNISYS CORPORATION

801 Lakeview Dr., Suite 100

Blue Bell, Pennsylvania 19422

REQUIRED INFORMATION

Unisys Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Unisys Corporation Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) - December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 26, 2013

UNISYS CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

(In thousands)

	2012	2011
Investments (at fair value):
Investment in Master Trust	$1,472,866	$—
Mutual Funds:
Equity	—	335,061
Balanced	—	712,646
Bonds	—	71,945
Money Market	—	44,591
Common Collective Trusts	—	3,881
Unisys Common Stock Funds	—	45,293
Unisys Interest Income Fund	—	236,064
Employer contributions receivable	773	836
Notes Receivable from Participants	8,064	8,830

Net assets available for benefits before adjustment to contract value	1,481,703	1,459,147

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,131)	(4,497)

Net assets available for benefits	$1,477,572	$1,454,650

See accompanying notes to financial statements.

2

UNISYS CORPORATION SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

(In thousands)

	2012	2011
Additions to net assets attributed to:
Investment income (loss):
Interest and dividend income	$46,205	$38,678
Net appreciation (depreciation) in fair value of investments	84,395	(64,717)
Net investment income from Master Trust	12,219	—

Total investment income (loss)	142,819	(26,039)
Contributions:
Employee	45,148	46,271
Employer - Stock	5,333	12,676
Employer - Cash	6,612	—

	57,093	58,947

Total additions	199,912	32,908

Deductions from net assets attributed to:
Benefits paid to participants	175,938	227,237
Transfer to Unisys Puerto Rico Savings Plan	1,015	—
Administrative and other expenses	37	108

Total deductions	176,990	227,345

Net increase (decrease)	22,922	(194,437)

Net assets available for benefits:
Beginning of year	1,454,650	1,649,087

End of year	$1,477,572	$1,454,650

See accompanying notes to financial statements.

3

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Plan Description

The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers nonbargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants should refer to the Plan document, the summary plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.

On December 31, 2012, at the start of business, the Unisys Savings Plan for Puerto Rico Employees (the Unisys Puerto Rico Savings Plan) was established. Account balances of participants in the Unisys Puerto Rico Savings Plan were transferred out of the Plan into the Unisys Puerto Rico Savings Plan. Effective that date, the Plan was amended to exclude participation of employees in the Unisys Puerto Rico Savings Plan. A master trust (the Master Trust) was created on December 31, 2012, which holds all the investments under the Plan (and investments under the Unisys Puerto Rico Savings Plan).

(a)	Contributions

Each plan year, participants may contribute up to 30% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a nonhighly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Effective January 1, 2011, the company match was equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis in Company Common Stock (subject to Code limits). The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. After May 3, 2012, the company matching contributions may be made in the form of Company Common Stock or cash, at the discretion of the Company.

(b)	Investment Options

Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus. On January 13, 2011, the number of investment options (funds) offered under the Plan changed from 73 to 24. Some of the investment options previously offered through the Plan continued, some were eliminated, and new ones were added. Any money in investment options that continued to be offered in the new investment line-up remained in those options. Any money in investment options no longer available after January 12, 2011 was automatically transitioned to one of the Fidelity Freedom Funds, based upon the participant’s date of birth. After January 13, 2011, participants could move their money to any of the available funds.

4	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

(d)	Vesting

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times.

(e)	Notes Receivable from Participants

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Administrator. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Notes Receivable outstanding at December 31, 2012 bear interest ranging from 4.25% to 10.5% per annum. As of December 31, 2012, note maturity dates ranged from January 2013 to October 2027.

(f)	Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of his or her account, continue to hold his or her vested balance in the plan, or elect to roll over his or her balance into an eligible retirement plan as defined in the Code, including another qualified plan the terms of which permit the acceptance of rollover distributions. Prior to 2012, upon termination of service, death, disability, or retirement, a participant could elect to receive payments in the form of an annuity or annual installments payable to the participant or his or her estate over a period no greater than the joint life expectancy of the participant and his or her beneficiary. Annuities are not available for distributions commencing after 2011. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan.

(g)	Administrative Fees

As provided in the Plan document, administrative fees may be paid either by the Plan or the Company. The Company has historically paid the operating expenses for the plan. The administrative fees paid by the Plan consist of loan fees, short term trading fees, mailing and other fees.

5	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(h)	Plan Termination

The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2012, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements were prepared under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments, and effective December 31, 2012, the Master Trust’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the plan year. Shares of Unisys Corporation common stock are valued at the closing market price on the last day of the plan year.

The Unisys Interest Income Fund includes investments in synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. As required by accounting rules, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s

6	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2012 and 2011 ranged from 0.14% to 1.56% and 0.19% to 1.91% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 1.53% and 1.75% per annum for 2012 and 2011, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Recent Accounting Pronouncements

Effective January 1, 2012 the Company adopted Financial Accounting Standards Board (FASB) authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements. Adoption of the amendments did not have a material impact to the Plan’s financial statements.

(3)	Investments

The Plan’s investments at December 31, 2012 and 2011 were held in trust with Fidelity Management Trust Company (the Trustee).

The Plan had a greater than 99% interest in the Master Trust at December 31, 2012. The net assets of the Master Trust are as follows (in thousands):

Dec 31, 2012
Mutual funds:
Equity	$369,301
Balanced	706,744
Bonds	91,829
Money market	39,811
Common collective trusts	6,820
Unisys Common Stock Funds	39,750
Unisys Interest Income Fund (stated at fair value)	218,659

$1,472,914

7	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Changes in the net assets of the Master Trust for the period ended December 31, 2012, is as follows (in thousands):

Interest and dividends	$442
Appreciation of Mutual Funds	10,920
Appreciation in Common Collective Trusts	69
Appreciation of Unisys Common Stock	788

Net increase before transfers	12,219

Transfers In	1,460,797
Transfers Out	(102)

Net increase in net assets	1,472,914

Net Assets
Beginning of Year	—
End of Year	$1,472,914

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) held outside of the Master Trust appreciated (depreciated) in fair value as follows:

	2012	2011
	(In thousands)
Mutual funds	$89,307	$(55,221)
Common collective trusts	680	363
Unisys Common Stock Funds	(5,592)	(9,859)

	$84,395	$(64,717)

Investments that represent 5% or more of fair value of the Master Trust’s assets are as follows:

	December 31
	2012	2011
	(In thousands)
Fidelity Freedom K 2020 Fund	$322,399	$*
Unisys Interest Income Fund (stated at contract value)	214,528	*
Fidelity Freedom K 2010 Fund	150,248	*
Fidelity Freedom K 2030 Fund	130,004	*
Fidelity Contrafund - Class K	110,486	*
Fidelity Magellan Fund - Class K	91,659	*

*	Included in Plan assets in 2011

8	(Continued	)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Investments that represent 5% or more of fair value of the Plan’s assets are as follows:

	December 31
	2012	2011
	(In thousands)
Investment in Master Trust	$1,472,866	$—
Fidelity Freedom K 2020 Fund	**	316,684
Unisys Interest Income Fund (stated at contract value)	**	231,567
Fidelity Freedom K 2010 Fund	**	167,255
Fidelity Freedom K 2030 Fund	**	122,688
Fidelity Contrafund - Class K	**	101,006
Fidelity Magellan Fund - Class K	**	86,638

**	Transferred to Master Trust in 2012

(4)	Fair Value Measurement

Accounting rules have established a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments, and effective December 31, 2012, Master Trust investments.

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date.

Common Stock and Mutual Funds (excluding Money Market Fund)

These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Money Market Fund

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active. The unit price is based on underlying fixed income investments which are generally high quality and liquid; however, they are reflected as Level 2 because inputs used to determine fair value are not quoted prices in an active market.

Commingled Real Estate

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying real estate investments, which are traded on an active market.

Unisys Interest Income Fund

The fund invests in a diversified portfolio of short-term bonds and other fixed income securities. The fund also purchases third party wrap contracts that are designed to permit the fund to use contract value

9	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

accounting to provide for the payment of participant directed withdrawals and exchanges at contract value under most circumstances. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Underlying debt securities, including restricted securities are valued based on quotations received from dealers who make markets in such securities or by independent pricing services.

Level 3 – Unobservable inputs for the asset or liability.

The Plan has no Level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2012 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Investments in the Master Trust
Mutual funds:
Equity	$369,301	369,301	—	—
Balanced	706,744	706,744	—	—
Bonds	91,829	91,829	—	—
Money market	39,811	—	39,811	—
Common collective trusts	6,820	—	6,820	—
Unisys Common Stock Funds	39,750	39,750	—	—
Unisys Interest Income Fund	218,659	—	218,659	—

Total Investments in the Master Trust	$1,472,914	1,207,624	265,290	—

10	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2011 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Mutual funds:
Equity	$335,061	335,061	—	—
Balanced	712,646	712,646	—	—
Bonds	71,945	71,945	—	—
Money market	44,591	—	44,591	—
Common collective trusts	3,881	—	3,881	—
Unisys Common Stock Funds	45,293	45,293	—	—
Unisys Interest Income Fund	236,064	—	236,064	—

	$1,449,481	1,164,945	284,536	—

The table above reflects the reclassification of the Money Market Fund within the fair value hierarchy from Level 1 to Level 2.

(5)	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. On January 31, 2011, the Plan filed for a new IRS determination letter.

The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements. The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which is generally the three prior years.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market conditions, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Market volatility associated with certain investments held by the Plan could impact the value of investments after the date of these financial statements.

(7)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Research Company or one of its affiliates. The Master Trust also holds shares of common stock of the Company. At December 31, 2012, the Master Trust held 18,889 and 2,235,315 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2011, the Plan held 47,746 and 2,191,535 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

11	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(8)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2012	2011
	(In thousands)
Net assets available for benefits per the financial statements	$1,477,572	$1,454,650
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	4,131	4,497

Net assets available for benefits per the Form 5500	$1,481,703	$1,459,147

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500 (in thousands):

	December 31,
	2012	2011
	(In thousands)
Net investment income (loss) per the financial statements	$142,819	$(26,039)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	4,131	4,497
Reversal of prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(4,497)	(4,685)

Investment income (loss) per the Form 5500	$142,453	$(26,227)

(9)	Subsequent Events Evaluation

Plan management has evaluated the need for disclosure and/or adjustments resulting from subsequent events from the balance sheet date through June 26, 2013, the date at which the financial statements were available to be issued. The evaluation determined that there were no subsequent events that necessitated disclosure and/or adjustment.

12

UNISYS CORPORATION SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost	Current value
* Notes Receivable from Participants	Interest rates from 4.25% to 10.50% per annum with maturities from 2013 to 2027		8,064,326

* Party in interest

See accompanying Report of Independent Registered Public Accounting Firm.

13

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS SAVINGS PLAN

UNISYS CORPORATION

Date: June 26, 2013	By:	/s/ Scott Hurley
Scott Hurley
Vice President and
Corporate Controller

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm